Mail Stop 4561

October 17, 2007

Mr. Gerald L. Brickey
Chief Financial Officer
Cowlitz Bancorporation
927 Commerce Avenue
Longview, Washington 98632

> **RE: Cowlitz Bancorporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 0-23881**

Dear Mr. Brickey:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 2 – Acquisition, page 48

1.   We note your purchase price allocation on page 49 excludes certain acquired loans sold shortly after acquisition. We also note that these loans (which you

designate as "impaired" on page 28) were sold for $9.2 million, which was $6.0 million below their carrying value of $15.2 million. Please address the following:

- tell us how you determined it was appropriate to exclude these loans from the allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition;

- provide us with a summary of all assets *contractually* acquired and liabilities *contractually* assumed in the acquisition of AEA and clearly explain how you determined the amount of goodwill to be recognized;

- illustrate for us the impact that including the acquired loans sold shortly after acquisition in your purchase price allocation would have had on the recognized amount of goodwill; and

- tell us how you applied the guidance in SOP 03-3 to the acquired loans sold shortly after acquisition.

Note 13 – Derivative and Hedging Activities, page 55

2.   We note you designated your interest rate contracts (i.e. prime-based interest rate floor and interest rate swap agreements indexed to prime) as cash flow hedges of variable rate loans under SFAS 133. To help us better understand your accounting treatment, tell us the designated risk (as documented at inception) being hedged for your prime-based interest rate floor and interest rate swaps. Refer to paragraph 29(h) of SFAS 133 and DIG G26, and revise to clarify as necessary.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief